Exhibit 99.16

Consent of Brent Johnson

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2021 (collectively, the “Annual Report”), I, Brent Johnson, consent to: (i) the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report dated effective January 18, 2022, entitled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (ii) the use of and references to my name, including as an expert or "qualified person", and my involvement in the preparation of the Technical Report in each case where used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-252957), as amended.

/s/ Brent Johnson
Brent Johnson, RM SME, P.G.

Dated: March 18, 2022